Filed pursuant to Rule 424(b)(3)
Registration No. 333-237762

PROSPECTUS SUPPLEMENT No. 10
(to Prospectus dated April 28, 2020)

PARKERVISION, INC.

16,809,295 Shares of Common Stock

This Prospectus Supplement relates to the prospectus dated April 28, 2020, as amended and supplemented from time to time (the “Prospectus”), which permits the resale by the selling stockholders listed in the Prospectus of up to 16,809,295 shares of our common stock, par value $0.01 per share (“Common Stock”) consisting of (i) up to 4,961,538 shares of Common Stock issuable upon conversion of, and for the payment of interest from time to time at our option, for a convertible promissory note dated September 13, 2019 which has a fixed conversion price of $0.10 per share and convertible promissory notes dated January 8, 2020 which have a fixed conversion price of $0.13 per share (the “Notes”), (ii) an aggregate of 3,907,331 shares of Common Stock issued pursuant to securities purchase agreements dated January 9, 2020, January 15, 2020, March 5, 2020 and March 19, 2020, (iii) an aggregate of 2,740,426 shares of Common Stock issued as payment for services and repayment of short-term loans and other accounts payable, including interest, (iv) up to 5,000,000 shares of Common Stock issuable upon exercise of a five-year warrant with an exercise price of $0.74 per share, subject to adjustment and issued pursuant to a warrant agreement with Aspire Capital Fund LLC (“Aspire”) and (v) up to 200,000 shares of Common stock issuable upon exercise of a three-year warrant with an exercise price of $1.00 per share, subject to adjustment and issued pursuant to a warrant agreement with Tailwinds Research Group LLC (“Tailwinds”).

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders. To the extent the Aspire and Tailwinds warrants are exercised for cash, we will receive up to an aggregate of $3,900,000 in gross proceeds. We expect to use proceeds received from the exercise of the Aspire and Tailwinds warrants, if any, for general working capital and corporate purposes.

This Prospectus Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2020. Accordingly, we have attached the 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any such authority has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 30, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 17, 2020

PARKERVISION, INC.
(Exact Name of Registrant as Specified in Charter)

Florida	000-22904	59-2971472
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4446-1A Hendricks Avenue, Suite 354, Jacksonville, Florida	32207
(Address of Principal Executive Offices)	(Zip Code)

(904) 732-6100
(Registrant’s Telephone Number, Including Area Code)

9446 Philips Highway, Suite 5A, Jacksonville, Florida 32256
(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	PRKR	OTCQB
Common Stock Rights		OTCQB

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01.Entry into a Material Definitive Agreement.

Private Placement of Common Stock

On November 17, 2020, the Company entered into securities purchase agreements (the “Purchase Agreements”) with the accredited investors identified on Exhibit 10.3 hereof (the “Investors”) for the sale of an aggregate of 642,859 shares (“Shares”) of the Company’s common stock, par value $0.01 per share, at a price of $0.35 per share for aggregate proceeds of $225,000. The Purchase Agreements also provide the Investors with a contingent payment right whereby the Company will pay each Investor an allocated portion of the Company’s net proceeds from its patent claims, after taking into account fees and expenses payable to law firms representing the Company and amounts payable to the Company’s litigation financer. The Investor’s allocated portion of such net proceeds will be determined by multiplying (i) the net proceeds recovered by the Company up to $10 million by (ii) the quotient of such Investor’s subscription amount divided by $10 million, up to an amount equal to each Investor’s subscription amount (“Contingent Payment”). The Purchase Agreements also contain customary representations and warranties of the Investors. The proceeds from the sale of the Shares will be used to fund the Company’s operations, including litigation expenses.

The Company also entered into registration rights agreements (the “Registration Rights Agreement”) with the Investors pursuant to which the Company will register the Shares. The Company has committed to file the registration statement by April 15, 2021 and to cause the registration statement to become effective by April 30, 2021 (or, in the case of a review by the Commission, by June 30, 2021). The Registration Rights Agreement provides for liquidated damages upon the occurrence of certain events including failure by the Company to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The Shares were offered and sold to the Investors on a private placement basis under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The foregoing summaries of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are attached as part of Exhibits 10.1 through 10.2 hereto and are incorporated herein by reference.

Rights Plan Amendment

On November 20, 2020, the Board of Directors (the “Board") of ParkerVision, Inc. (the “Company”) adopted a second amendment to the shareholder protection rights agreement, dated November 21, 2005, as amended (the “Rights Agreement”) and the Company executed the Second Amendment to Shareholders Protection Rights Agreement (the “Amendment”) between the Company and American Stock Transfer & Trust Company, as rights agent (“Rights Agent”). The Board had previously declared a dividend of one right to purchase one ten-thousandth of a share of the Company’s Series E Preferred Stock (a “Right”), subject to the terms of the Rights Agreement, for each outstanding share of the Company’s Common Stock. The dividend was distributed to holders of record of the Company’s Common Stock as of the close of business on November 29, 2005 pursuant to the Rights Agreement, and one Right has been issued in respect of each share of the Company’s Common Stock issued since the record date.

The Amendment (i) extends the expiration date of the Rights and the Rights Agreement from November 20, 2020, to November 20, 2023 and (ii) decreases the exercise price of the Rights to $8.54 .

The Amendment was not adopted as a result of, or in response to, any effort to acquire control of the Company. The Board is not aware of any such effort. The Amendment has been adopted in order to strengthen the ability of the Board to protect the interests of the shareholders of the Company. The Rights Agreement, as amended, is not intended to prevent a takeover at a full and fair price, and it will not do so.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference. A copy of the Rights Agreement and a summary of its material terms were filed with the Securities and Exchange Commission on Form 8-K on November 22, 2005, and such agreement and description are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosures included in Item 1.01 under the heading “Private Placement of Common Stock” that pertain to the contingent rights are incorporated herein by reference to the extent required.

Item 3.02.Unregistered Sales of Equity Securities.

The disclosures included in Item 1.01 under the heading “Rights Plan Amendment” are incorporated herein by reference to the extent required.

Item 9.01.Financial Statements and Exhibits.

(d)
Exhibits:

Exhibit No.	Description

4.1	Second Amendment to Shareholder Protection Rights Agreement dated November 20, 2020, between ParkerVision and American Stock Transfer & Trust, as Rights Agent

4.2	Form of Rights Certificate to be issued under Shareholder Protection Rights Agreement dated November 21, 2005, as amended on November 20, 2015 and November 20, 2020.

10.1	Form of Securities Purchase Agreement between ParkerVision and accredited investors.

10.2	Form of Registration Rights Agreement between ParkerVision and accredited investors.

10.3	List of accredited investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 23, 2020
PARKERVISION, INC.

By /s/ Cynthia Poehlman
Cynthia Poehlman
Chief Financial Officer